KEEM VENTURES, INC.
STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the *"Agreement"*) is made effective as of [EFFECTIVE DATE], by and between KEEM Ventures, Inc., a Michigan corporation (the *"Company"*) and [ENTITY NAME] (the *"Purchaser"*), related to the purchase of an aggregate [SHARES] shares of preferred stock in the Company. Certain capitalized terms used below are defined in the terms and conditions set forth in **Exhibit A** attached to the Agreement.

PREFERRED SHARES PURCHASED:	[SHARES] shares of preferred stock in the Company (collectively the *"Preferred Shares"*).
PURCHASE PRICE PER SHARE	$140.00
TOTAL PURCHASE PRICE	$[AMOUNT]

Additional Terms/Acknowledgements: Purchaser acknowledges receipt of, and understands and agrees to, this Agreement, including the terms and conditions set forth in **Exhibit A** attached to the Agreement, which are incorporated by reference.

Payment: The undersigned Parties agree Purchaser shall make a cash payment of $[AMOUNT] on or before [EFFECTIVE DATE] .

PURCHASER:
[ENTITY NAME]

_____

By: *Investor Signature*
[INVESTOR NAME]

COMPANY:
KEEM VENTURES, INC.,
a corporation

By: *Founder Signature*
Gunilla Taylor, its President

EXHIBIT A -TERMS AND CONDITIONS INCORPORATED INTO STOCK PURCHASE AGREEMENT

1. PURCHASE AND SALE OF PREFERRED SHARES. Purchaser agrees to purchase from the Company, and the Company agrees to sell to Purchaser, the Preferred Shares for the consideration set forth in the cover page of the Agreement and pursuant to the terms hereof.

2. CLOSING. The purchase and sale of the Preferred Shares shall take place upon the execution of this Agreement at the offices of the Company or any other mutually agreed upon place or form (the "***Closing***"). At the Closing, the Purchaser shall pay $[AMOUNT] in cash to the Company by check, wire transfer, cancellation of indebtedness, or such other form of payment as shall be mutually agreed upon by Purchaser and the Company, and in return, the Company shall deliver the Preferred Shares to the Purchaser. At Closing, subject to the terms and conditions hereof, Company shall cause to be delivered to update its corporate ledger to reflect the purchase of the Preferred Shares by Purchaser, as of the date of the Closing.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Purchaser as follows:

   3.1. ***Capitalization; Recapitalization***. The authorized capital stock of the Company, immediately prior to the Closing, will consist of 12,000 authorized shares of common stock ("***Common Shares***"), with 8,000 Common Shares being issued and outstanding or committed for issuance on the date hereof; and 4,000 authorized shares of preferred stock ("***Preferred Shares***"). All issued and outstanding shares of the Company's capital stock have been duly authorized and validly issued and are fully paid and non-assessable.

   3.2. ***Authorization***. All action on the part of the Company necessary for the authorization, execution and delivery of this Agreement, the performance of all the Company's obligations under this Agreement, and for the authorization, issuance, sale and delivery of the Preferred Shares has been taken prior to the Closing. This Agreement, when executed and delivered by the Company and Purchaser, shall constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors.

   3.3. ***Qualified Small Business Stock (QSBS)***. As of and immediately following the Closing: (i) the Company will be an eligible corporation as defined in Section 1202(e)(4) of the Code, (ii) the Company will not have made purchases of its own stock described in Code Section 1202(c)(3)(B) during the one-year period preceding the Initial Closing, except for purchases that are disregarded for such purposes under Treasury Regulation Section 1.1202-2, and (iii) the Company's aggregate gross assets, as defined by Code Section 1202(d)(2), at no time between its incorporation and through the Initial Closing have exceeded $50 million, taking into account the assets of any corporations required to be aggregated with the Company in accordance with Code Section 1202(d)(3); provided, however, that in no event shall the Company be liable to the Purchaser or any other party for any damages arising from any subsequently proven or identified error in the Company's determination with respect to the applicability or interpretation of Code Section 1202, unless such determination shall have been given by the Company in a manner either grossly negligent or fraudulent.

4. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to the Company as follows:

   4.1. ***Authorization***. Purchaser has the requisite legal power and authority to enter into this Agreement and that this Agreement when executed shall constitute a valid and legally binding obligation of Purchaser.

4.2. **Investment Intent**. The Preferred Shares are being acquired with Purchaser's own funds for investment for an indefinite period for its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and Purchaser has no present intention of selling, granting participation in or otherwise distributing the same. Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations, to such person or to any third person, with respect to any of the Preferred Shares.

4.3. **Reliance Upon Purchaser's Representations**. Purchaser understands (i) that the Preferred Shares are not registered under the Securities Act or qualified under any state's securities laws, including Michigan, as amended (the "**Law**"), and (ii) that the Preferred Shares are being issued to Purchaser on the ground that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from registration under the Securities Act pursuant to Section 4(a)(6) thereof and/or Regulation CF promulgated thereunder, and (iii) that Seller's reliance on such exemptions is predicated on Purchaser's representations set forth herein. Purchaser realizes that the basis for the exemptions may not be present if, notwithstanding such representations, Purchaser has in mind merely acquiring the Preferred Shares for a fixed or determinable period in the future, or for a market rise, or for sale if the market does not rise. These exemptions only exempt the issuance of the Preferred Shares to Purchaser and not any sale or other disposition of the Preferred Shares or any interest therein by Purchaser.

4.4. **Restricted Securities**. Purchaser understands that the Preferred Shares are restricted securities under the Securities Act and may not be resold or transferred unless the Preferred Shares are first registered under the Federal securities laws or unless an exemption from such registration is available. In addition, Purchaser understands that any resale or transfer must comply with applicable state securities laws. Accordingly, Purchaser hereby acknowledges that Purchaser is prepared to hold the Preferred Shares for an indefinite period until resale is permitted under applicable law, including Rule 144 of the Securities and Exchange Commission issued under the Securities Act.

4.5. **Receipt of Information**. Purchaser acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to purchase the Preferred Shares. Purchaser further represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of the Preferred Shares and the business, properties, prospects and financial condition of the Company, and to obtain additional information (to the extent Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy or any information furnished to her or to which it had access.

4.6. **Tax**. Purchaser acknowledges that Purchaser has read all tax-related sections and further acknowledges Purchaser has had an opportunity to consult Purchaser's own tax, legal, and financial advisors regarding the purchase of the Preferred Shares under the Agreement.

4.7. **Limitations on Disposition**. Purchaser agrees that in no event will it make a disposition of any of the Preferred Shares, unless and until (a) it shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and (b) it shall have furnished the Company with an opinion of counsel satisfactory to the Company to the effect that (i) such disposition will not require registration of such Preferred Shares under the Securities Act, or (ii) that appropriate action necessary for compliance with the Securities Act has been taken, or (c) the Company shall have waived, expressly and in writing, its rights under clauses (a) and (b) of this subparagraph. The opinion shall also indicate that the disposition is exempt from, in compliance with or qualified under all applicable state securities laws.

4.8. **Legends**. All certificates representing any shares of Preferred Shares of the Company subject to the provisions of this Agreement shall have endorsed thereon customary legends regarding:

(a) Restrictions on transfer under the Federal Securities Act of 1933; and

(b) Any legend required by state securities laws.

4.10. **Confidentiality**. Purchaser hereby covenants and agrees to maintain the confidentiality of any and all of the confidential information of the Company that may be disclosed to Purchaser from time to time. Further, Purchaser agrees to not disclose or use any of the Company's confidential information, without the prior written consent from the Company. The confidentiality covenant shall not be applicable to any information that becomes part of the public domain through no fault of a party that has a confidentiality obligation to the Company.

4.11. **Execution of Shareholder Agreement**. Purchaser hereby covenants and agrees that following the Closing it shall execute a joinder to any and all shareholder agreements in place as of the Effective Date, or as later adopted and approved by a majority in interest of the shareholders, and that regardless of the execution of any joinder or counterpart to the shareholder agreements, Purchaser shall be subject to the terms thereof.

4.12. **Dilution**. Purchaser hereby acknowledges that the Company is authorized to issue additional Common Shares and Preferred Shares and will likely in the future issue additional Common Shares and Preferred Shares to one or more third parties or existing shareholders of the Company. Such issuance of additional Common Shares and Preferred Shares will dilute Purchaser's percentage interest in the Company and reduce the dividends, distributions, and shares of liquidation proceeds to which Purchaser will be entitled, if any.

5. MISCELLANEOUS.

5.1. **Further Instruments and Actions**. The Parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

5.2. **Notices**. Any notice required or permitted hereunder shall be given in writing and shall be delivered to the email address of the other party, pursuant to the address set forth in the signature block hereto, or at such other address as such party may designate by advance written notice to the other party hereto.

5.3. **Governing Law; Jurisdiction**. The Parties hereto agree that all questions pertaining to the validity and interpretation of this Agreement shall be determined in accordance with the laws of the State of Michigan, but that each of Purchaser and Company agree to submit to the jurisdiction of the courts in the state of Michigan with respect to any disputes arising hereunder.

5.4. **Successors and Assigns**. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, be binding upon Purchaser, its successors and assigns.

5.5. **Amendments and Waivers**. This Agreement represents the entire understanding of the Parties with respect to the subject matter hereof and supersedes all previous understandings, written or oral. This Agreement may only be amended with the written consent of the Parties hereto, or the successors or assigns of the foregoing, and no oral waiver or amendment shall be effective under any circumstances whatsoever.

5.6. **Severability**. If one or more provisions of the Agreement are held to be unenforceable under applicable law, the Parties agree to renegotiate such provision in good faith. In the event that the Parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from the Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

5.7. **Counterparts**. The Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

INTENDING TO BE BOUND, the Parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:
KEEM VENTURES,
a corporation

Signature: *Founder Signature*
By: Gunilla Taylor, President
Email: gunillataylor@gmail.com

PURCHASER:
[ENTITY NAME]

_____

Signature: *Investor Signature*
By: [INVESTOR NAME]
Email: updates@wefunder.com